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                                                                     EXHIBIT 1

March 31, 1999


Mr. David R. Jones
Chairman of the Board
Carver Bancorp, Inc.
75 West 125th Street
New York, NY  10027


Dear Mr. Jones:

     The Boston Bank of Commerce ("BBOC") wishes to make a new proposal to Carver Bancorp, Inc. ("Carver") for consideration by Carver's Board of Directors. We continue to believe a combination of Carver and BBOC is in the best interest of both institutions. Under our new proposal, Carver shares would be exchanged for all outstanding shares of BBOC based upon their respective tangible book values at the time of closing.

     For example, as of December 31, 1998, Carver's tangible book value was approximately $29.7 million or $13.51 per share. Consequently, our proposed exchange at book value would provide a 54.4% premium to Carver's closing share price on March 29, 1999. As of December 31, 1998, BBOC's tangible book value was approximately $8.3 million or $1.31 per fully diluted common shares. Consequently, BBOC would receive 1 share of Carver for every 10.3 shares of BBOC.

     We believe our book-to-book proposal represents an attractive exchange as it would provide a substantial premium over market for Carver despite its lack of earnings, while according BBOC a valuation multiple of approximately 7.5 times estimated 1999 earnings. A review of comparable publicly traded banks to BBOC indicates an average multiple to projected earnings of 13.5 and an average price to book multiple of approximately 2.0. BBOC's strong asset quality will provide an additional source of value to Carver's shareholders. On a consolidated basis as of December 31, 1998, our proposal would create an institution with more than $520 million in assets.

Our proposal also has the following elements:

         1. We view the composition of the Carver Board as critical to Carver's success after the transaction. We hope that some of the current board members would retain their seats after the offering, as we believe board continuity is also an important consideration. At the closing, each of Carver's outside Directors would receive a negotiated compensation package in full and final payment of all funds each might otherwise receive pursuant to Carver's Directors Retirement Plan and Management Recognition Plan. Those plans would be canceled as of the date of closing. Our goal would be to

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              create a directors compensation package based on the
              performance of Carver's common stock.


         2. Carver would retain its name and would be based in New York City. The subsidiary companies, Carver Federal Savings Bank and BBOC, would maintain their local identities and community presence. BBOC's management team, along with selected members of Carver's management team, would operate the resulting institution. Kevin Cohee would be the CEO of Carver and would have his principal office in New York.

         3. We would negotiate such other terms and conditions that are customary for transactions of this nature. Such terms and conditions would include, but not be limited to fairness opinions, due diligence provisions and regulatory and shareholder approvals.

     We recommend Carver's Board of Directors not hire a new CEO with a severance package prior to fully exploring a transaction between Carver and BBOC. We believe that such action would not be in the best interest of Carver shareholders.

     As one of the largest holders of Carver's stock, BBOC has a keen interest in seeing Carver take aggressive steps to build shareholder value. This proposal will build value. We respectfully request that you contact us by 5:00 P.M. on Monday, April 5, 1999, to arrange a meeting to discuss this proposal. If we do not hear from you by that time, we will conclude that you do not share our interest in seeking to maximize shareholder value and will consider other steps available to us to protect the value of our investment in Carver.

                                             Sincerely yours,

                                             THE BOSTON BANK OF COMMERCE



                                             By:  /s/ K COHEE
                                                ------------------------------
                                                  Kevin Cohee
                                                  Chairman & CEO